EXHIBIT 99.1

Equinox Gold Updates Mineral Resource and Mineral Reserve Estimates at Aurizona and Mesquite, Announces Maiden Resource at Aurizona Tatajuba Deposit

All dollar amounts are expressed in US$

VANCOUVER, May 12, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") has completed updated Mineral Reserve and Mineral Resource estimates for its Aurizona Gold Mine ("Aurizona") in northeastern Brazil and for its Mesquite Gold Mine ("Mesquite") in California, USA.

Highlights

  Aurizona exploration success offset 2019 mining depletion with Proven and Probable Reserves essentially unchanged at 19.8 million tonnes ("Mt") grading 1.51 grams per tonne ("g/t") gold for 958,000 ounces ("oz") of contained gold
  Aurizona Measured and Indicated ("M&I") Resources increased 22% to 844,000 oz of contained gold through the addition of a maiden Indicated Resource at Tatajuba of 2.1 Mt grading 1.62 g/t gold for 112,000 oz of contained gold
  At Mesquite, newly identified mineralized material within dumps from historical operations accounted for greater than 60% of gold production in 2019
  Immediate additional exploration upside at Mesquite from over 40 million tons of potentially mineralized oxide dump material and new in-pit and near-pit targets

Christian Milau, CEO of Equinox Gold, stated: "Exploration efforts at Aurizona in 2019 successfully replaced mined reserves and increased mineral resources with the addition of a maiden open-pit resource at Tatajuba. Exploration at Aurizona during 2020 will focus on adding further resources along the Piaba trend, expanding the Tatajuba resource and upgrading inferred resources to indicated in the Piaba underground area to support a pre-feasibility study for the potential underground mine. Collectively, these endeavours are focused on extending the mine life, optimizing operations and increasing annual production at Aurizona."

Mr. Milau added: "When we acquired Mesquite in October 2018, gold was $1,200 per ounce and the mine had a three-year reserve mine life followed by several years of significant cash flow from residual leaching. Our exploration team has extended the mine life, identifying ounces in historical mineralized dumps and leach pads with gold grades above our current cut-off grade. As a result of these efforts, after more than a year and a half of mining we still have a reserve mine life of more than two years plus residual leaching ahead of us, with a gold price significantly higher than in 2018. The current 24,500-metre drill program will test further upside in the historical dumps and new targets with the expectation of demonstrating further mine life extension."

Technical reports for each project will be filed within 45 days on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/EDGAR and on the Company's website at www.equinoxgold.com. Mineral Reserves and Mineral Resources are reported in compliance with CIM Definition Standards (2014) using a gold price of $1,350 and $1,500 per oz, respectively. Mineral Resources are reported exclusive of Mineral Reserves.

Aurizona Mineral Reserve and Mineral Resource Update

Aurizona achieved commercial production on July 1, 2019 and produced 75,282 oz of gold in its first six months of operation. Reserve depletion in 2019 was largely offset by mining and processing ore-grade material that was outside of the previous reserve model, and also through successful exploration drilling at Piaba East that identified additional Mineral Reserves. As a result, the Mineral Reserve at December 31, 2019 (Table 1) net of depletion, was reduced by only 1% (~13,000 oz of gold) compared to the 2017 Feasibility Study Mineral Reserve. Mineral Reserve design pits and cut-off grades are unchanged from the 2017 Feasibility Study.

Table 1: Aurizona Mineral Reserve Estimate at December 31, 2019

	Proven Reserves			Probable Reserves			Proven & Probable Reserves
Ore Type	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained (koz)
Laterite	25	1.31	1	434	1.04	14	459	1.05	15
Saprolite	1,482	1.53	72	1,036	1.23	41	2,518	1.41	113
Transition	2,679	1.52	131	944	1.62	49	3,623	1.55	180
Fresh Rock	8,213	1.50	396	4,965	1.59	254	13,178	1.54	650
Total	12,399	1.51	600	7,379	1.51	358	19,778	1.51	958

Notes: This Mineral Reserve estimate has an effective date of December 31, 2019 and is based on the Mineral Resource estimate dated December 31, 2019 for Aurizona completed by Equity Exploration. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP Mining Consultants, who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pits based on a $1,350/oz gold price. The cut-off grade used was 0.6 g/t gold for Piaba and Piaba East and 0.41 g/t gold for Boa Esperança. The mining cost averaged $2.32/t mined, processing costs are $9.98/t for laterite/saprolite, $10.28/t for transition and $12.13/t for fresh rock. G&A was $2.84/t ore processed. The ore recoveries were 92.6% for laterite/saprolite, 92.1% for transition and 89.2% for fresh rock.

Measured and Indicated Mineral Resources are exclusive of Reserves and have increased by 22% to 16.0 Mt grading 1.64 g/t gold for 844,000 oz of gold (Table 2). The increase was from exploration success at the Tatajuba deposit resulting in a maiden Indicated Resource for Tatajuba of 2.1 Mt grading 1.62 g/t gold for 112,000 oz of gold (Table 3).

The Tatajuba deposit is located 2.5 km west of the Piaba open-pit on the Aurizona Shear Zone (Figure 1). The deposit currently measures approximately 700 metres ("m") long, 5 to 30 m wide and has a 300 m down-dip extent. The deepest part of the Tatajuba resource pit reaches 200 m below surface. The deepest drill hole to test the deposit was BRAZD664, which intersected 1.14 g/t gold over 120.0 m (from 122 m; true thickness of 21.0 m) and also a deeper, below-pit interval of 2.47 g/t gold over 69.0 m (from 253 m; true thickness of 27.0 m) including 3.81 g/t gold over 33.0 m (from 270.0 m) highlighting that the deposit is open at depth. Drilling confirmed the geophysical, geochemical and structural interpretation that the deposit is offset at each end by dextral faults (right-lateral offsets). Drill hole BRAZD690, a 600 m step out hole to the west, targeted the offset extension of the deposit and intersected 2.51 g/t gold over 6.0 m (from 54.0 m).

The Tatajuba Mineral Resource estimate has an effective date of January 24, 2020 and was constrained with an optimized pit shell using a $1,500/oz gold price. A summary of the Tatajuba Indicated and Inferred Resources by type of mineralization is summarized in Table 3. The Tatajuba open-pit Mineral Resources were not included in the current Mineral Reserve update.

Table 2: Aurizona Mineral Resource Estimate (Exclusive of Reserves)

Deposit	Area	Category	Cut-off Grade (g/t)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Piaba	Open-Pit	Measured	0.6	2,721	1.25	109
		Indicated	0.6	3,339	1.36	146
		Inferred	0.6	365	1.65	19
Boa Esperança	Open-Pit	Indicated	0.6	445	1.22	17
		Inferred	0.6	114	1.28	5
Tatajuba	Open-Pit	Indicated	0.6	2,144	1.62	112
		Inferred	0.6	234	2.98	22
Total Open-Pit		Measured	0.6	2,721	1.25	109
		Indicated	0.6	5,928	1.44	275
		M&I	0.6	8,649	1.38	384
		Inferred	0.6	712	2.02	46
Piaba	Underground	Indicated	1.0	7,317	1.96	460
		Inferred	1.0	16,500	1.98	1,052
Total Underground		Measured	1.0	-	-	-
		Indicated	1.0	7,317	1.96	460
		M&I	1.0	7,317	1.96	460
		Inferred	1.0	16,500	1.98	1,052
Total Aurizona Resource		Measured		2,721	1.25	109
		Indicated		13,245	1.73	735
		M&I		15,966	1.64	844
		Inferred		17,212	1.98	1,098

Notes: Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are reported using a gold price of $1,500/oz. Open-pit Mineral Resources are reported using a cut-off grade of 0.6 g/t gold and are constrained using an optimized pit generated using Lerchs-Grossman pit optimisation algorithm using $1,500/oz gold price, costs of $2.32/t mining, up to $12.13/t processing, $2.84/t G&A and gold recovery up to 92.6%. Underground Mineral Resources are reported using a cut-off grade of 1.0 g/t gold and constrained by using a 1.0 g/t gold confining solid. The Mineral Resource statement has been prepared by Trevor Rabb, P.Geo. (Equity) who is a Qualified Person as defined by NI 43-101. Mineral Resources from the Piaba Open-Pit, Piaba Underground and Boa Esperança have an effective date of December 31, 2019. Mineral Resources from Tatajuba have an effective date of January 24, 2020. Numbers may not total due to rounding. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. See Cautionary Notes and Technical Disclosure Statement.

Table 3: Mineral Resource Statement for Tatajuba Deposit at January 24, 2020

Classification	Type of Mineralization	Cut-off Grade (g/t)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Indicated	Laterite	0.6	135	1.15	5
	Saprolite	0.6	526	2.36	40
	Transition	0.6	417	1.16	16
	Fresh Rock	0.6	1,066	1.50	51
	Total Indicated	0.6	2,144	1.62	112
Inferred	Fresh Rock	0.6	234	2.98	22
	Total Inferred	0.6	234	2.98	22

Notes: Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are reported using a gold price of $1,500/oz gold. Mineral Resources are constrained using an optimized pit generated using a Lerchs-Grossman pit optimisation algorithm. The Mineral Resource statement has been prepared by Trevor Rabb, P.Geo. (Equity) who is a Qualified Person as defined by NI 43-101. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Any discrepancies in the totals are due to rounding. See Cautionary Notes and Technical Disclosure Statement.

A total of 6,662 m of core (38 holes) was drilled in 2019 in the Tatajuba area bringing the total to 14,072 m (101 holes) in support of the maiden Mineral Resource estimate. Tatajuba represents a potential 4-km extension to the Piaba Trend that hosts the Aurizona Mine (Figure 1). Exploration to date has identified gold mineralization with the same character as that currently being mined at the Piaba gold deposit. The Company has planned a 14,000 m drill program to expand the resource base along the Piaba Trend and within the near-mine concessions with the objective of extending the open-pit mine life.

The Company is also reviewing the potential to extend the mine life and potentially increase annual production by developing the Aurizona underground deposit. As announced on May 7, 2020, the Company has completed a preliminary economic assessment ("PEA") for potential development of an underground mine that may operate concurrently with the open-pit mine using the existing plant and other surface infrastructure, delivering an estimated 740,500 oz of life-of-mine gold production in addition to existing open-pit gold production. Equinox Gold has commenced a 17,000 m drill program aimed primarily at converting underground Inferred Resources to Indicated Resources in support of a pre-feasibility study for the underground mine. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results contemplated in the PEA will be realized.

Figure 1: Aurizona Shear Zone and Gold Deposit Location Map

Aurizona Shear Zone and Gold Deposit Location Map (CNW Group/Equinox Gold Corp.)

Mesquite Mineral Reserve and Mineral Resource Update

A total of 125,736 oz of gold was produced at Mesquite in 2019, of which more than 60% was sourced from the mining and leaching of historical dump material. During 2019 the Company completed 48,045 m of drilling on historical low-grade dumps and leach pads. A total of 13.1 Mt of economic-grade material identified through these drill programs was placed on the leach pad, resulting in 76,900 oz of the total 2019 gold production.

During 2019 the Company also completed a drilling program and reinterpretation of geological domains that was developed to address reconciliation issues with historical information, which led to the application of a more robust and conservative resource and reserve estimation and classification methodology. The new geological model was developed from relogging and interpretation of historical drill data, a new structural model and 20,147 m of infill and step-out drilling. The new model provides significantly improved confidence in the Mineral Reserves and Resources and future gold production plans for Mesquite.

Following 2019 mining depletion and completion of the new geological model, Mesquite Proven and Probable Reserves at December 31, 2019 are estimated at 28.2 Mt grading 0.62 g/t gold for 584,000 oz (Table 4, with Imperial units provided in the Appendix to this news release). When compared to the previous December 2018 Mineral Reserve estimate this represents a 30% reduction net of mining depletion but excludes production during the year from economic-grade material stacked to the pads that was not previously included in the Mineral Reserve estimate. The new model also resulted in a 77% decrease of contained gold in Measured and Indicated Mineral Resources to 432,000 oz in 28.9 Mt grading 0.46 g/t gold (Table 5), and a 277% increase of contained gold in Inferred Mineral Resources to 510,000 oz in 47.7 Mt grading 0.33 g/t gold.

The updated Mineral Reserve estimate includes 2.9 Mt of oxide mineralized dump material grading 0.24 g/t gold for 22,000 oz of contained gold that is classified as Probable Reserves. The Company has identified an additional 40 million short tons of potentially mineralized material from previous operations that has not been drill tested. A 24,500 m ($5.2 million budget) exploration program is underway to expand drilling coverage of the Big Chief, Midway and Brownie dumps and also to explore several near-pit and in-pit in-situ targets to identify additional ore-grade mineralized material that can be stacked on the leach pad.

The Company will continue to review and test opportunities to extend the Mesquite mine life, including:

  Drilling and resource estimation of mineralized dumps and leach pads from historical operations;
  Conversion of resources to reserves within current pits and adjacent areas; and
  Drilling of in-pit, near-mine and regional exploration opportunities.

Table 4: Mesquite Mineral Reserve Estimate at December 31, 2019

Ore Type	Proven Reserves			Probable Reserves			Proven & Probable Reserves
	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Oxide	5	0.94	-	13,755	0.42	185	13,760	0.37	185
Transition	40	0.95	1	2,274	0.81	59	2,314	0.81	60
Non-oxide	183	1.27	8	11,943	0.86	331	12,126	0.87	339
Total	228	1.21	9	27,972	0.64	575	28,200	0.62	584

Notes: This Mineral Reserve estimate has an effective date of December 31, 2019 and is based on the Mineral Resource estimate dated December 31, 2019 prepared by Lions Gate Geological Consulting Inc. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP Mining Consultants Inc., who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a $1,350/oz gold price. The cut-off grade varied by material type from 0.125 g/t for oxide and oxide-transition and 0.281 g/t for non-oxide transition and non-oxide materials. The mining cost averaged $1.60/t mined, processing costs are $2.26/t ore and G&A was $0.77/t ore placed. The ore recoveries were 75% for oxide and oxide-transition, and 35% for non-oxide transition and non-oxide material. Oxide ore contains the reserves identified in dump material.

Table 5: Mesquite Mineral Resource Estimate (Exclusive of Reserves) at December 31, 2019

Type	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)
Oxide	-	-	-	8,501	0.40	110	8,501	0.40	110	10,753	0.40	139
Non-oxide	20	0.73	0	15,148	0.60	291	15,168	0.60	292	10,495	0.52	176
Dumps	-	-	-	5,255	0.18	30	5,255	0.18	30	26,425	0.23	195
Total	20	0.73	0	28,904	0.46	432	28,924	0.46	432	47,672	0.33	510

Notes: Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources were restricted between the December 31, 2019 Reserve pit designs and the ultimate resource limiting pit shell based on a gold price of $1,500/oz, mining cost of $1.60/t mined and a processing cost of $2.26/t ore and G&A of $0.77/t ore. Oxide and oxide transition have an assumed recovery of 75% and cut-off grade of 0.09 g/t. Non-oxide and non-oxide transition have an assumed recovery of 35% and cut-off grade of 0.18 g/t. Waste dump material has an assumed recovery of 75% and cut-off grade of 0.14 g/tonne. Ali Shahkar P.Eng. of Lions Gate Geological Consulting Inc. is the Qualified Person under NI 43-101 responsible for the in-situ mineral resource estimation. Robert Sim, P.Geo. of SIM Geological Inc. is the Qualified Person under NI 43-101 responsible for the waste dump mineral resource estimation. Numbers may not total due to rounding. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. See Cautionary Notes and Technical Disclosure Statement.

Qualified Persons

Gordon Zurowski, P. Eng. (AGP Mining Consultants Inc.), Neil Lincoln, P. Eng. (AGP Mining Consultants Inc.), Eleanor Black, P. Geo. (Equity Exploration Consultants Ltd.), and Trevor Rabb, P. Geo. (Equity Exploration Consultants Ltd.) are the Qualified Persons as defined under National Instrument 43-101 that prepared the report entitled "Technical Report on the Aurizona Gold Mine, Brazil" with an effective date of January 24, 2020 that forms the basis of the disclosure related to the Aurizona Mine that is described in this news release.

Bruce Davis, FAusIMM (BD Resource Consulting, Inc.), Nathan Robison, PE (Robison Engineering Company Inc.), Ali Shahkar P.Eng. (Lions Gate Geological Consulting Inc.), Robert Sim, P.Geo. (SIM Geological Inc.), Jefferey Woods, SME MMAS (Woods Process Services, LLC) and Gordon Zurowski, P.Eng (AGP Mining Consultants Inc.) are the Qualified Persons as defined under National Instrument 43-101 that prepared the report entitled "Technical Report on the Mesquite Gold Mine, California, U.S.A." with an effective date of December 31, 2019 that forms the basis of the disclosure related to the Mesquite Mine that is described in this news release.

All of the Qualified Persons are independent of the Company and reviewed and approved of the contents of this news release. The Mineral Reserve and Mineral Resource estimates were prepared in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") in "CIM Definition Standards on Mineral Resources and Mineral Reserves" adopted by CIM Council on May 10, 2014.

Scott Heffernan, MSc, P.Geo., Equinox Gold's EVP Exploration, is responsible for the drilling programs at Aurizona and Mesquite, is a Qualified Person under National Instrument 43-101 for Equinox Gold and has reviewed, approved and verified the technical content of this news release. Adriaan (Attie) Roux, Pr.Sci.Nat., Equinox Gold's COO and Doug Reddy, Equinox Gold's EVP Technical Services, are Qualified Persons under National Instrument 43-101 for Equinox Gold and have also reviewed and verified the technical content of this news release.

About Equinox Gold

Equinox Gold is a Canadian mining company with six producing gold mines, a multi-million-ounce gold reserve base and a strong growth profile from two development projects and two expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes and Forward-looking Statements

Technical Disclosure

Aurizona: Aurizona Mineral Reserves and Mineral Resources were reported in the "Technical Report on the Aurizona Gold Mine" (the "Aurizona Technical Report") dated April 27, 2020 with an effective date of January 24, 2020, prepared by AGP Mining Consultants Inc. The Qualified Persons as defined by National Instrument 43-101 who prepared or supervised the preparation of the information contained in the report are Eleanor Black, P.Geo. and Trevor Rabb, P.Geo, of Equity Exploration Consultants Ltd. and Neil Lincoln and Gordon Zurowski of AGP Mining Consultants Inc. Mineral Resources are reported exclusive of Mineral Reserves. The Mineral Resource statement was prepared by Trevor Rabb, P.Geo. of Equity Exploration Consultants Ltd. who is a Qualified Person as defined by National Instrument 43-101. Mineral Resources from the Piaba Open-Pit, Piaba Underground and Boa Esperança have an effective date of December 31, 2019. Mineral Resources from Tatajuba have an effective date of January 24, 2020. Mineral Resources are reported using a gold price of $1,500/oz. Open-pit Mineral Resources are reported using a cut-off grade of 0.6 g/t gold and are constrained using an optimized pit generated using Lerchs-Grossman pit optimisation algorithm using $1,500/oz gold price, costs of $2.32/t mining, up to $12.13/t processing, $2.84/t G&A and gold recovery up to 92.6%. Underground Mineral Resources are reported using a cut-off grade of 1.0 g/t gold and constrained by using a 1.0 g/t gold confining solid. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Reserve estimate has an effective date of December 31, 2019 and is based on the Mineral Resource estimate dated December 31, 2019 for Aurizona completed by Equity Exploration. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP Mining Consultants, who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pits based on a $1,350/oz gold price. The cut-off grade used was 0.6 g/t gold for Piaba and Piaba East and 0.41 g/t gold for Boa Esperança. The mining cost averaged $2.32/t mined, processing costs are $9.98/t for laterite/saprolite, $10.28/t for transition and $12.13/t for fresh rock. G&A was $2.84/t ore processed. The ore recoveries were 92.6% for laterite/saprolite, 92.1% for transition and 89.2% for fresh rock. Numbers may not sum due to rounding. See Cautionary Notes. Section 24 of the Aurizona Technical Report includes reference to a preliminary economic assessment ("PEA") of the potential to development an underground mine at Aurizona. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results contemplated in the PEA will be realized. See Cautionary Notes.

Mesquite: Mesquite Mineral Reserves and Mineral Resources were reported in the "Technical Report on the Mesquite Gold Mine, California, U.S.A." (the "Mesquite Technical Report") dated March 18, 2020 with an effective date of December 31, 2019, prepared by AGP Mining Consultants Inc. The Qualified Persons as defined by National Instrument 43-101 who prepared or supervised the preparation of the information contained in the report are Bruce Davis, FAusIMM (BD Resource Consulting, Inc.), Nathan Robison, PE (Robison Engineering Company Inc.), Ali Shahkar P.Eng. (Lions Gate Geological Consulting Inc.), Robert Sim, P.Geo. (SIM Geological Inc.), Jefferey Woods, SME MMAS (Woods Process Services, LLC) and Gordon Zurowski, P.Eng (AGP). Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources were restricted between the December 31, 2019 Reserve pit designs and the ultimate resource limiting pit shell based on a gold price of $1,500/oz, mining cost of $1.60/ton mined and a processing cost of $2.26/ton ore and G&A was $0.77/ton ore. Oxide and oxide transition have an assumed recovery of 75% and cut-off grade of 0.078 g/t. Non-oxide and non-oxide transition have an assumed recovery of 35% and cut-off grade of 0.166 g/t. Waste dump material has an assumed recovery of 75% and cut-off grade of 0.125 g/t. Ali Shahkar P.Eng. of Lions Gate Geological Consulting Inc. is the Qualified Person under NI 43-101 responsible for the in-situ mineral resource estimation. Robert Sim, P.Geo. of SIM Geological Inc. is the Qualified Person under NI 43-101 responsible for the waste dump mineral resource estimation. Numbers may not total due to rounding. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Reserve estimate has an effective date of December 31, 2019 and is based on the Mineral Resource estimate dated December 31, 2019 prepared by Lions Gate Geological Consulting Inc. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP, who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a $1,350/oz gold price. The cut-off grade varied by material type from 0.125 g/t for oxide and oxide-transition and 0.281 g/t for non-oxide transition and non-oxide materials. The mining cost averaged $1.60/ton mined, processing costs are $2.26/ton ore and G&A was $0.77/ton ore placed. The ore recoveries were 75% for oxide and oxide-transition, and 35% for non-oxide transition and non-oxide material. Numbers may not sum due to rounding. See Cautionary Notes.

Estimates of Measured, Indicated and Inferred Mineral Resources

Information regarding reserve and resource estimates has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements". These include statements regarding the growth potential of the Company. When used in this news release, words such as "will", "upside", "potential", "potentially", "planned", "objective", "would", "can", "budget", "continue", "estimate, "growth" and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the results of planned and future drill programs at the Company's Aurizona and Mesquite projects, the Company's ability to expand the existing resource base and extend the mine life at either project, the Company's ability to replace Mineral Reserves, the Company's ability to upgrade Aurizona underground Inferred Resources to Indicated Resources to support a pre-feasibility study, the Company's intention and ability to advance the Aurizona underground mine to a pre-feasibility level , the Company's ability to achieve the production estimates outlined in the preliminary economic assessment and the likelihood of the Company ultimately advancing the underground mine to production. The Aurizona preliminary economic assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results contemplated in the preliminary economic assessment will be realized. Forward-looking statements also refer to the Company's ability to advance its development and expansion projects and achieve its growth objectives.

These forward-looking statements involve assumptions, numerous risks and uncertainties, certain of which are beyond the Company's control including risks associated with or related to the volatility of metal prices and the Company's shares, risks associated with exploration, development and operating permits, land access and Government regulation at the Company's projects, there being no significant disruptions affecting the Company's operations or projects, risks related to the COVID-19 pandemic including government and health authority responses and increased regulations and restrictions regarding the flow of labour, materials and impact on the Company's business, projects and operations, as well as the risk factors identified in Equinox Gold's year-end MD&A dated February 28, 2020, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional project-specific risks are outlined in the Technical Report on the Aurizona Gold Mine dated April 27, 2020 and the Technical Report on the Mesquite Gold Mine, California, U.S.A. dated March 18, 2020, both of which are filed on SEDAR, EDGAR and the Company's website. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. The COVID-19 situation is changing rapidly and Equinox Gold will continue to review and adapt its response protocols as the situation unfolds, applying guidelines outlined by the World Health Organization and governments of countries within which the Company operates. The extent to which COVID-19 (or any other disease, epidemic or pandemic) impacts business activity, operations or financial results, and the duration of any such impact, will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

APPENDIX

Mesquite Mineral Reserve Estimate at December 31, 2019
(Imperial Units)

Ore Type	Proven Reserves			Probable Reserves			Proven & Probable Reserves
	Tons (kt)	Gold Grade (oz/t)	Contained Gold (koz)	Tons (kt)	Gold Grade (oz/t)	Contained Gold (koz)	Tons (kt)	Gold Grade (oz/t)	Contained Gold (koz)
Oxide	5	0.0275	-	15,166	0.0122	185	15,171	0.0122	185
Transition	44	0.0276	1	2,507	0.0236	59	2,551	0.0237	60
Non-oxide	201	0.0370	8	13,168	0.0251	331	13,369	0.0253	339
Total	250	0.0352	9	30,841	0.0186	575	31,091	0.0188	584

Notes: This Mineral Reserve estimate has an effective date of December 31, 2019 and is based on the Mineral Resource estimate dated December 31, 2019 prepared by Lions Gate Geological Consulting Inc. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP Mining Consultants Inc., who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a $1,350/oz gold price. The cut-off grade varied by material type from 0.004 oz/ton for oxide and oxide-transition and 0.009 oz/ton for non-oxide transition and non-oxide materials. The mining cost averaged $1.45/ton mined, processing costs are $2.05/ton ore and G&A was $0.70/ton ore placed. The ore recoveries were 75% for oxide and oxide-transition, and 35% for non-oxide transition and non-oxide material. Oxide ore contains the reserves identified in dump material.

Mesquite Mineral Resource Estimate at December 31, 2019
(Imperial Units)

Type	Measured			Indicated			Measured & Indicated			Inferred
	Tons (kt)	Grade (oz/t)	Gold (koz)	Tons (kt)	Grade (oz/t)	Gold (koz)	Tons (kt)	Grade (oz/t)	Gold (koz)	Tons (kt)	Grade (oz/t)	Gold (koz)
Oxide	-	-	-	9,373	0.012	110	9,373	0.012	110	11,855	0.012	139
Non-oxide	22	0.021	0.5	16,702	0.017	291	16,724	0.017	292	11,571	0.015	176
Dumps	-	-	-	5,794	0.005	30	5,794	0.005	30	29,134	0.007	195
Total	22	0.021		31,868	0.014	431	31,890	0.014	432	52,560	0.010	510

Notes: Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources were restricted between the December 31, 2019 Reserve pit designs and the ultimate resource limiting pit shell based on a gold price of $1,500/oz, mining cost of $1.45/ton mined and a processing cost of $2.05/ton ore. Oxide and oxide transition have an assumed recovery of 75% and cut-off grade of 0.0025 oz/ton. Non-oxide and non-oxide transition have an assumed recovery of 35% and cut-off grade of 0.0053 oz/t. Waste dump material has an assumed recovery of 75% and cut-off grade of 0.004 oz/ton. Ali Shahkar P.Eng. of Lions Gate Geological Consulting Inc. is the Qualified Person under NI 43-101 responsible for the in-situ mineral resource estimation. Robert Sim, P.Geo. of SIM Geological Inc. is the Qualified Person under NI 43-101 responsible for the waste dump mineral resource estimation. Numbers may not total due to rounding. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. See Cautionary Notes and Technical Disclosure Statement.

Technical reports supporting the Mineral Reserve and Mineral Resource estimates for both projects will be filed within 45 days on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Equinox Gold's website at www.equinoxgold.com.

View original content to download multimedia:http://www.prnewswire.com/news-releases/equinox-gold-updates-mineral-resource-and-mineral-reserve-estimates-at-aurizona-and-mesquite-announces-maiden-resource-at-aurizona-tatajuba-deposit-301058114.html

SOURCE Equinox Gold Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2020/12/c7931.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 17:43e 12-MAY-20